May 12, 2025

Austin C. Willis
Chief Executive Officer
WILLIS LEASE FINANCE CORP
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

        Re: WILLIS LEASE FINANCE CORP
            Registration Statement on Form S-3
            Filed May 6, 2025
            File No. 333-286998
Dear Austin C. Willis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ellen Ehrenpreis